Filed by IDEC Pharmaceuticals Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: IDEC Pharmaceuticals Corporation
Commission File No.  0-19311

This filing relates to the proposed merger-of-equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 20, 2003 (the "Merger Agreement"), by and among IDEC Pharmaceuticals Corporation ("IDEC"), Bridges Merger Corporation, a wholly owned subsidiary of IDEC, and Biogen, Inc. ("Biogen"). The Merger Agreement is on file with the U.S. Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by each of Biogen and IDEC on June 23, 2003, and is incorporated by reference into this filing.

The following is a slide set to be used in presentations given by the Company's management to the investment community. The materials are also available on the Company's website, www.idecpharm.com

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Levels of Investment

Strategic, Enabling, Supporting

Level	Functions	Goal
Strategic	Discovery → Development → Commercial Business Development	Be the Best
Enabling	Process Sc. → MFG	Be Timely & Be Low-Cost Producer
Supporting	G & A → Finance → IT	Be Effective

BIOGEN IDEC 11

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Diversification of Revenue

Multiple Sources of Growth

AVONEX (Interferon beta-1a)

- At $1B, providing critical mass in revenue

Rituxan Rituximab

ZEVALIN Ibritumomab tiuxetan

Amevive (alefacept)

ANTEGREN

- Powerful candidate for the immunology franchise targeted for 2005

BIOGEN IDEC 14

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Autoimmune, Inflammation and Other

PC | PI | PII | PIII | Filed | Market

Product	Indication	LRP Target Peak Sales
Avonex	Multiple sclerosis	$1,300MM
Amevive	Psoriasis	700+
Antegren	Multiple sclerosis, Crohn's disease	1,000+
Rituxan	Rheumatoid arthritis, MS, other autoimmune	1,000+
IDEC -114	Autoimmune disease	N/A
IDEC -131	Autoimmune disease	N/A
IDEC -151	Autoimmune disease	N/A
IDEC -152	Allergic asthma	1,000
Lymphotoxin Beta Receptor	Autoimmune disease	N/A
Neublastin	Neurodegenerative disease	N/A
VLA - 1 Monoclonal Antibody	Scleroderma, rheumatoid arthritis, cirrhosis	N/A
VLA - 4sm	Asthma	1,000

Oncology

PC | PI | PII | PIII | Filed | Market

Product	Indication	LRP Target Peak Sales
Rituxan	NHL and CLL	$2,000MM+
Zevalin	Non-Hodgkin's B-cell lymphoma	250
IDEC - 114	Non-Hodgkin's B-cell lymphoma	500+
IDEC - 152	Chronic lymphocytic leukemia	250+
IDEC - 160	Advanced or metastatic cancer	500+
Interferon Beta Gene Therapy	Cancer indications	500+
Lymphotoxin Beta Receptor mAb	Solid tumors	N/A
Anti- CRIPTO Mab	Cancer indications	N/A

Biogen | IDEC

BIOGEN IDEC

15

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2003E R&D
$ 1,500
$ 1,000
$ 500
$ 0
Over
$550 MM
MedImmune
Gilead
Genzyme
Chiron
BIOGEN IDEC INC.
Genentech
Amgen

BIOGEN IDEC

16

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Financial Benefits

2 Companies, Equal Valuation... for Different Reasons

Street Valuation Consensus

	BIOGEN		IDEC
Operating Net Income '02	242	Net Income '02	148
LT Growth[1]	12%	LT Growth[1]	22%
P/E[2]	22	P/E[2]	30
PEG	1.9	PEG	1.4

Key Financial Benefits of the Merger (Expected)

. . . Economic Acceleration for Both Parties

[1] IBES median estimate as of 6/20/03
[2] IBES 2004 EPS estimate as of 6/20/03

BIOGEN IDEC 22

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Synergies Increase Performance and Flexibility

Synergies

- ✓ Leverage Global Infrastructure
- ✓ Reduce/defer Capital Expenditures
- ✓ Avoid Duplicative Build-out: Mfg, Quality, SG&A
- ✓ Improve Return on Assets, Return on Equity

Value Delivery In the P+L

Short-term Goals:
- Accretive
- 20% Cash EPS Growth

Value Creation In the Pipeline

Long-term Goals:
- Organic Pipeline
- Partner-of-Choice Capability

BIOGEN IDEC 25

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Synergies Anticipated

Strategic
Discovery
Dev.
Commercial
Business Development
Be the Best
Enabling
Process Sc.
MFG
Be Timely & Be Low-Cost Producer
Supporting
G &A
Finance
IT
Be Effective

Synergies (2004 – 2007)

BIOGEN IDEC

26

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Anticipated Synergies

(US$ in millions)

Operating Expense - Cumulative

350
300
250
200
150
100
50
0
2003
2004
2005
2006
2007

Capital Expenditure - Cumulative

250
200
150
100
50
0
2003
2004
2005
2006
2007

BIOGEN IDEC

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Economic Acceleration

Capital Markets Strength

(US$ in billions)
Fully-Diluted Market Cap as of 20-Jun-2003
Amgen
$86.7
Genentech
$17.1
$22.8 Roche's stake
$39.9
BIOGEN IDEC INC.
$13.7
Gilead
$12.4
Genzyme
$10.2
MedImmune
$9.5
Chiron
$8.7
IDEC
$7.0
Biogen
$6.7

BIOGEN IDEC

28

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Economic Acceleration

Increasing Scale

(US$ in millions)

2002 Revenue[1]
2002 R&D[1]
2002 Net Profit[1]
Amgen[2]
Genentech
BIOGEN IDEC INC.[3]
Chiron[4]
Genzyme
MedImmune[5]
Gilead[6]
$6,078 (#1)
$2,618 (#2)
$1,552 (#3, Pro Forma)
$1,141 (#4)
$1,080 (#5)
$848 (#6)
$469 (#7)
$1,137 (#1)
$623 (#2)
$462 (#3, Pro Forma)
$326 (#4)
$230 (#5)
$149 (#7)
$182 (#6)
$1,506 (#1)
$449 (#2)
$390 (#3, Pro Forma)
$243 (#4)
$188 (#5)
$107 (#6)
$69 (#7)

[2] Pro forma for the acquisition of Immunex.

[4] Pro forma for the acquisition of Matrix Pharmaceuticals.

[5] Pro forma for the acquisition of Aviron.

[6] Pro forma for the acquisition of Triangle Pharmaceuticals.

BIOGEN IDEC

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The Next Global Biotech Leader

BIOGEN IDEC INC.

- A Leader in Immunology and Oncology
- 2 Blockbusters: Avonex and Rituxan
- Goal: 5 Approved Products by 2005, 10+ Products in the Clinic
- International Sales and Marketing Infrastructure
- Management: Breadth and Depth of Industry Pioneers
- World-Class Biologics Process Sciences and Manufacturing
- • $1.9B in 2003E Pro Forma Revenues
  • $1.5B in Net Cash
  • OE Synergies: >$300M (est '04-'07)
- >$550MM of R&D in Bi-coastal Centers of Scientific Excellence

BIOGEN IDEC 33

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Additional Information and Where to Find It

IDEC Pharmaceuticals Corporation intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant documents in connection with the proposed transaction. Investors and security holders of Biogen and IDEC are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about IDEC, Biogen and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC’s website at www.sec.gov.  A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121, Investor Relations, or from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Investor Relations.  In addition, investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC’s website at www.idecpharm.com and investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen’s website at www.biogen.com.  IDEC, Biogen and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction will be included in the joint proxy statement/prospectus.

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BIOGEN IDEC INC.

Strategic Acceleration

“Creating the Next Global Biotech Leader”

Forward Looking Statement

This presentation contains “forward-looking” statements including statements regarding:

•                  benefits of the proposed combination of Biogen, Inc. and IDEC Pharmaceuticals Corp.

•                  integration plans and synergies

•                  anticipated future financial and operating performance and results

•                  expectations for our products and plans for pipeline growth

These statements are based on management’s current expectations.  There are a number of risks and uncertainties that could cause actual results to differ materially.  For example:

•                  We may be unable to obtain shareholder or regulatory approvals required for the merger.

•                  Problems may arise in successfully integrating our businesses.

•                  The merger may involve unexpected costs.  We may be unable to achieve cost-cutting synergies.

•                  Our businesses may suffer as a result of uncertainty surrounding the merger.

•                  The market for our products may change or be impacted by competition, new data, supply issues or marketplace trends.

•                  Technical, regulatory or manufacturing issues, new data or intellectual property disputes may affect our programs or we may encounter other difficulties in developing our pipeline or in gaining approval of new products.

For more detailed information on the risks and uncertainties associated with each company’s business activities see our respective reports filed with the SEC. Neither company undertakes any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

[LOGO]

Additional Information and Where to Find It

IDEC Pharmaceuticals Corporation intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant documents in connection with the proposed transaction.  Investors and security holders of Biogen and IDEC are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about IDEC, Biogen and the proposed transaction.  Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC’s website at www.sec.gov.  A free copy of the joint proxy statement/prospectus, when it becomes available, may also be obtained from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Attn. Investor Relations or IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121.  In addition, investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen’s website at www.biogen.com and investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC’s website at www.idecpharm.com.  Biogen, IDEC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction.  Information regarding the interests of the officers and directors of Biogen and IDEC in the proposed transaction will be included in the joint proxy statement/prospectus.

BIOGEN IDEC INC.
Strategic Acceleration

Fusion of Strengths

Scale and Breadth

Economic Acceleration

BIOGEN IDEC INC.
Strategic Acceleration

•     Fusion of Strengths

•      Global leader in fast-growing oncology and immunology therapeutic areas

•      #1 Blockbuster Products in MS and NHL

•      Amevive and Zevalin recently launched

•      10 products in clinical development

•      Process sciences and MFG leadership

Scale and Breadth

Economic Acceleration

BIOGEN IDEC INC.
Strategic Acceleration

Fusion of Strength

•      Scale and Breadth

•      Scientific excellence and scale in biologics R&D

•      #3 in Biotech R&D with over $550MM/yr invested

•      Leverage of global commercial and manufacturing infrastructure

•      Growth through internal discovery/development and strategic alliances

•      Experienced and deep management team

Economic Acceleration

BIOGEN IDEC INC.
Strategic Acceleration

Fusion of Strength

Scale and Breadth

•     Economic Acceleration

•      $1.9 billion revenue base (2003E)

•      20% YOY targeted earnings growth

•      Over $300MM planned Operating Expense synergies (‘04-‘07 cumulative)

•      $1.5B net cash(1) position

•      Enhanced capital efficiency ROC/ROA

(1)  Net Cash Balances as of 31-Mar-2003

A Values-Based Merger of Equals

BIOGEN		IDEC

• Keep talent the priority, Value each individual, Operate a meritocracy	<—>	• Draw strength from diverse groups and diverse levels throughout the corporation

• Communicate - obtain alignment and build teams	<—>	• Team as a source of strength

• Face the facts	<—>	• Truth, honesty, integrity and quality

• Make an impact	<—>	• Zeal and commitment

• Embrace change	<—>	• Growth, transformation and renewal

• See innovation as mandatory not optional	<—>	• Creation of new standards of care

• Stay focused on those we serve	<—>	• Commitment to our constituencies: patients, caregivers, shareholders, employees

Deep, Experienced Executive Team with Complementary Backgrounds and Experience

Officer	Title	Years Experience at Biogen/IDEC	Total Years Experience	Background

William H. Rastetter	Executive Chairman	16	21	IDEC: CEO; CFO; R&D, Operations, Finance Genentech: Research, Corporate Ventures

James C. Mullen	Chief Executive Officer	14	23	Biogen: CEO; COO; International SmithKline Beckman: Engineering and Manufacturing

William R. Rohn	Chief Operating Officer	11	38	IDEC: Commercial, Corporate Development Adria (Pharmacia), Abbott, Mead Johnson: S&M

Peter N. Kellogg	Chief Financial Officer	3	23	Biogen: CFO PepsiCo: Finance, International

Nabil Hanna	Chief Scientific Officer	14	30	IDEC: Research and Preclinical Development SmithKline Beecham: Immunology; NCI: Research

Burt A. Adelman	Chief Development Officer	12	23	Biogen: EVP, R&D; VP, Medical Research Harvard Medical School: Oncologist, Lecturer

Levels of Investment
Strategic, Enabling, Supporting

Strategic	[GRAPHIC]	Be the Best

Enabling	[GRAPHIC]	Be Timely & Be Low-Cost Producer

Supporting	[GRAPHIC]	Be Effective

BIOGEN IDEC INC.
Strategic Acceleration

Fusion of Strengths

Scale and Breadth

Economic Acceleration

Merger-of-Equals
Built on Foundation of Strong Strategic Fit

BIOGEN

•     #1 MS product in Avonex

•     Strong follow-on anti-inflammatory products in Amevive and Antegren

•     A pioneer in leading edge research in immunology and neurobiology

•     Global sales and marketing capabilities

•     Established biologics manufacturing facilities

•     Strong financial position

•     $1,148MM 2002 revenue

•     $242MM 2002 operating net income

•     $771MM net cash(1)

•     $6,676MM market cap(2)

IDEC

•     #1 cancer therapeutic in U.S. in Rituxan

•     First-in-class radioimmuno-therapy - Zevalin

•     A leader in the discovery and development of novel oncology products

•     Strong track record of growth

•     Attractive early-stage product pipeline

•     Expertise in marketing oncology products

•     Strong financial position

•     $404MM 2002 revenue

•     $148MM 2002 earnings

•     $756MM net cash(1)

•     $6,977MM market cap(2)

(1) Cash balance as of 31-Mar-2003.  IDEC’s debt balance as of 31-Mar-2003 excludes in-the-money convertible notes.

(2) Fully diluted market capitalization as of  20-June-2003. Dilutive impact of options calculated using the treasury method. Includes conversion of IDEC in-the-money convertible debt and convertible preferred stock.

Diversification of Revenue
Multiple Sources of Growth

[GRAPHIC]

•      At $1B, providing critical mass in revenue

•      New indications expected to drive significant growth into the future

•      1 year post-launch, moving earlier in the treatment paradigm - potential to displace chemotherapy

•      A compelling new biologic to treat psoriasis, launched in February

•      Powerful candidate to the immunology franchise targeted for 2005

Commercial Leverage Improved by
Combining Deep Pipelines to Fuel Growth

Autoimmune, Inflammation and Other

[CHART]

Oncology

[CHART]

Combined R&D is a Powerful Engine
for Innovation, Discovery and Excellence

[CHART]

Source:  Wall Street research for Amgen, Genentech, Chiron, Genzyme, Gilead and MedImmune.  Biogen management estimates for Biogen and IDEC management estimates for IDEC.

Partner-of-Choice for Biologics
Development, Manufacturing and Commercialization

Long-range Goal: “Double our pipeline through partnerships by 2010”

•              Therapeutic Breadth

•              Expertise

•              Capacity

•              Value-added Venture Capital

World Class
Process Sciences and Manufacturing

Capacity

•      90,000L commercial capacity on-line with 90,000L additional capacity scheduled for 2006

•      Clinical capacity in Cambridge, Oceanside, and RTP

•      Sufficient capacity for pipeline and external opportunities

Technology

•      Unsurpassed technology for mammalian-cell expression - high titer and high productivity

•      Low cost of production also from process sciences capability for cell culture and downstream processing

BIOGEN IDEC INC.
Creates Significant Leverage

More growth engines	—>	High growth potential

Permits rapid expansion of pipeline	—>	Stronger, diversified pipeline

Eliminates some cost and time associated with infrastrucre build	—>	Enhanced cash flow

Better asset utilization	—>	Better ROA

[GRAPHIC]

Creates More Shareholder Value

BIOGEN IDEC INC.
Strategic Acceleration

Fusion of Strength

Scale and Breadth

Economic Acceleration

Transaction Summary

•      Stock-for-Stock Exchange . . .. Tax-free Transaction

•      Combined market capitalization of $13.7 Billion(1)

•     1.15 IDEC Shares for each Biogen Share

•              On closing, all shareholders become holders of IDEC shares

•              Share Ownership (Fully Diluted)

•     IDEC      50.5%

•      Biogen   49.5%

•      Equal Board representation

•      Expected Closing:  end Q3, early Q4 2003

(1)    As of market close on 6/20/03 on a fully diluted basis

Financial Benefits
2 Companies, Equal Valuation... for Different Reasons

BIOGEN

Street Valuation Consensus

Operating Net Income ‘02:	242
LT Growth(1)	12%
P/E(2)	22
PEG	1.9

Net Income ’02:	148
LT Growth(1)	22%
P/E	30
PEG	1.4

IDEC

Key Financial Benefits of the Merger

•      Acceleration of Growth

•      Revenue

•      EPS

•      Cash Flow Upsides

•      Leverage of infrastructure

•      Capital Spend Deferrals

•      Cash EPS Accretive in Year 1

•      Cash Flow Upsides

•      Acceleration of Capability, Infrastructure

...Economic Acceleration for Both Parties

(1)    IBES median as of 6/20/03

(2)    IBES 2004 EFS estimate as of 6/30/03

Financial Benefits
Economic Acceleration

•      No upfront economic leakage

•      At market stock-for-stock exchange

•      No premium paid

•      All synergies benefit both shareholders

•      Early Cash synergies

•      Strategic acceleration

•      Infrastructure

•      Therapeutic breadth

•      “DCF victory”

•      Cash flow enhanced by $50+MM/yr.

Accounting Perspective
Economic Acceleration

•      Merger-of-equals…. Yet, “pooling” no longer allowed

•      Significant intangibles in biotech…Avonex, Amevive, royalties

•      Intangible amortization: $200 — 250MM per year

•      All Biogen shareholders become IDEC shareholders... our targets:

•      Cash EPS accretive by 15+% upon closing

•      GAAP EPS Accretive within 2 to 3 years

Synergies Increase Performance and Flexibility

Synergies

X	Leverage Global Infrastructure

X	Reduce/defer Capital Expenditures

X	Avoid Duplicative Build-out: Mfg, Quality, SG&A

X	Improve Return on Assets, Return on Equity

Value Delivery	Value Creation
In the P+L	In the Pipeline

Short Term Goals:	Long-term Goals:
Accretive	Organic Pipeline
20% Cash EPS Growth	Partner-of-Choice Capability

Synergies Anticipated

Strategic	[GRAPHIC]	Be the Best

Enabling	[GRAPHIC]	Be Timely $ Be Low Cost Producer

Supporting	[GRAPHIC]	Be Effecttive

Synergies (2004 – 2007)

•                  Infrastructure leverage and saving

•                  Organizational leverage

•                  Over $300MM in Operating Expense savings

•                  Over $175MM in Capital Expenditure savings

•                  Over $50MM in Treasury/Tax benefits

•                  20% Cash EPS growth

•                  Reinvestment in Pipeline

Anticipated Synergies

(US$ in millions)

Operating Expense - Cumulative

[CHART]

Capital Expenditure - Cumulative

[CHART]

Economic Acceleration

Capital Markets Strength

•                  Increased market cap broadens BIOGEN IDEC INC. appeal to large-cap investors

•                  Increased standing in important indices (S&P 500, Russell 1000 and 3000 etc.)

(US$ in billions)	Fully-Diluted Market Cap as of 11-Jun-2003

[CHART]

Economic Acceleration

Increasing Scale

(US$ in millions)

2002 Revenue(1)

[CHART]

2002 R&D(1)

[CHART]

2002 Net Profit(1)

[CHART]

Note: Number in parentheses represents ranking based on specific metric

(1) Source:  2002 Form-10K. Net profit excludes one-time charges and amortization of intangibles.

(2) Pro forma for the acquisition of Immunex.

(3) IDEC revenues are as reported by the company in which Rituxan profit sharing is recorded  under revenues.  Pro forma net profit excludes any synergies realized from the merger.

(4) Pro forma for the acquisition of Matrix Pharmaceuticals.

(5) Pro forma for the acquisition of Aviron.

(6) Pro forma for the acquisition of Triangle Pharmaceuticals.

Building the ‘Best of Breed’ Biotech

BIOGEN IDEC INC.

•                  Very profitable

•                  Synergies expected

•                  Fully-built infrastructure

•                  Stronger Cash Flow

•                  Target: 20% Cash EPS growth

BIOGEN IDEC INC.

Strategic Acceleration

Fusion of Strengths

Scale and Breadth

Economic Acceleration

Focus on Integration

•                  Integration Goal: Rapid and seamless post-closing unification of BIOGEN IDEC INC. on behalf of all constituencies – patients, caregivers, investors, and employees

•                  Both companies known for open communication and teamwork

•                  Strong relationships already formed through oncology collaboration

•                  Multidisciplinary Integration Planning Team led by executives that will accelerate progress

•                  Personal commitment to success (from Bill Rastetter and Jim Mullen)

The Next Global Biotech Leader

[GRAPHIC]